Amended

SEC[illegible] ISSION

15026503

AN[illegible] ORT

FORM X-17A-5
PART III

A/

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SEC FILE NUMBER
8-65866

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2015
WASHINGTON DC
201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compass Point Research & Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 K Street, NW Suite 340
(No. and Street)

Washington	DC	20007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher A. Nealon (202) 540-7315
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 38th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DJ
4/27/15

OATH OR AFFIRMATION

I, Christopher A. Nealon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compass Point Research & Trading, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA ABRAMS NOTARY PUBLIC DISTRICT OF COLUMBIA

Signature

President & Chief Operating Officer
Title

Rita Abrams
Notary Public

District of Columbia : SS
Subscribed and Sworn to before me
this 3rd day of March, 2015
Rita Abrams
Rita Abrams, Notary Public, D.C.
My commission expires June 14, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPASS POINT RESEARCH AND TRADING, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

COMPASS POINT RESEARCH AND TRADING, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Compass Point Research & Trading, LLC

We have audited the accompanying statement of financial condition Compass Point Research & Trading, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Compass Point Research & Trading, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Compass Point Research & Trading, LLC, as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Boston, MA
February 26, 2015

COMPASS POINT RESEARCH AND TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

Assets		
Cash and cash equivalents	$	2,239,695
Due from clearing organizations		1,147,345
Securities owned, at fair value		97,800
Accounts receivable		910,430
Property and equipment, net		42,990
Deposit with clearing broker		250,002
Prepaid expenses		255,401
Other assets		78,424
Total Assets	$	5,022,087
Commitments and Contingencies (Note 5)		
Liabilities and Members' Equity		
Liabilities		
Accrued commissions	$	995,862
Accounts payable and accrued expenses		301,198
Total Liabilities		1,297,060
Members' Equity		3,725,027
Total Liabilities and Members' Equity	$	5,022,087

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF ORGANIZATION

Compass Point Research & Trading, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full service broker-dealer organized under the laws of the State of Delaware. Pursuant to an agreement between the Company and its correspondent clearing broker, Pershing LLC, proprietary and customer securities transactions are introduced and cleared on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash equivalents. The Company maintains its demand deposits in what management believes to be high credit quality financial institutions. Balances at times may exceed federally insured limits.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

INCOME TAXES

The Company is treated as a partnership for federal and state income tax purposes. As a result, members are taxed individually on their proportionate share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Company's operating agreement. Therefore, the financial statements do not reflect a provision for federal income taxes. The Company is taxed at a rate of 9.975% of its apportioned taxable income in Washington, D.C.

For all open tax years and for all major taxing jurisdictions, the Company has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2014.

RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATIONS

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a cash deposit of $250,000.

The balances shown on the statement of financial condition as receivable from clearing organizations consists of commissions receivable due in connection with the Company's normal transactions involving the trading of securities. The Company considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

NOTE 3 – FINANCIAL INSTRUMENTS

FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurement" ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or

NOTE 3 – FINANCIAL INSTRUMENTS (CONTINUED)

paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of the principal market, the most advantageous market. Valuation techniques that are consistent with market, income or cost approach, a s specified by FASB ASC 820, are used to measure fair value.

- Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company have the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability.

The Company determines fair values for the following assets and liabilities:

Equity securities —The Company classifies marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices from an exchange are used to value these securities.

Assets at Fair Value at December 31, 2014

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value:				
Marketable equity securities	$ 97,800	$ -	$ -	$ 97,800
Total	$ 97,800	$ -	$ -	$ 97,800

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2014:

	2014
Leasehold improvements	$ 81,915
Computer equipment	77,788
Phone system	38,085
Furniture	85,260
Office equipment	2,163
	285,211
Less: accumulated depreciation	(242,221)
	$ 42,990

NOTE 5 – COMMITMENTS AND CONTINGENCIES

REVOLVING NOTE AND CASH SUBORDINATION AGREEMENT

The Company entered into a $1,500,000 Revolving Note and Cash Subordination Agreement ("Agreement") with its clearing firm on June 19, 2013, effective June 24, 2013, the date of FINRA approval. The original Agreement was amended July 1, 2014 to extend the term of the Agreement to June 19th, 2016, to modify the "Credit Line" or "Commitment Amount" to reflect an amount not to exceed $2,000,000, and to adjust the Facility Fee to a rate of 1.25% per annum.

Each Advance under the terms of the Agreement shall bear interest at a rate per annum equal to an Alternative Base Rate ("ABR") plus Applicable Margin ("Margin"). ABR means, for any day, a fluctuating rate per annum equal to (for that day) the Prime Rate in effect on such day. Margin is defined as 5% per annum. The ABR as of December 31, 2014 was 3.25%. As of December 31, 2014, the Company had not drawn down on the line.

OPERATING LEASES

The Company leases office space in Washington, D.C., the original lease term of three years expired May 2013. In August 2012, the Company extended the lease to May 2015. As part of the lessor's requirement for leasing the office space, the Company is required to maintain a security deposit of approximately $25,000 with the landlord, which is included in other assets in the statement of financial condition.

NOTE 5 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

In 2013, the Company opened branch offices in New York and Boston, and currently leases office space in both of these locations. The Company entered into a two year office lease in New York expiring May 2015. Additionally, the Company currently leases office space in Boston. The lease scheduled to end February 2015, has subsequently been renewed and extended to February 2016. Per the terms of the lease agreements, the Company is required to maintain a security deposit of $9,276 for its New York space and $4,978 for its Boston office, both of which are included in other assets in the statement of financial condition.

Future minimum lease payments under all operating leases are as follows:

	Office Space	Office Equipment
2015	$ 212,658	$ 5,340
2016	5,322	5,340
2017	-	5,340
2018	-	890
Total	$ 217,980	$ 16,910

LITIGATION AND CLAIMS

The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims, or assessments or unasserted claims or assessments that would have a material adverse effect on the Company's financial condition.

NOTE 6 – MEMBERS' EQUITY

The Company is organized as a limited liability company in accordance with the terms of the Company's amended and restated operating agreement (the "Agreement"). The Agreement provides for perpetual existence unless dissolved by the written consent of a majority of the percentages held by the Company's Members. The Company consists of two Members with ownership interest determined based on their proportionate initial capital contributions. The Company is managed by a manager, who is also a Member of the Company. The manager has full authority to manage the business affairs of the Company, subject to provisions in the Agreement.

NOTE 7– FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of corporations and institutions. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers and other financial institutions.

The Company introduces all customer transactions in securities traded on U.S. securities markets to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties. The Company monitors clearance and settlement of all customer transactions on a daily basis.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines, and industry standards.

NOTE 8– NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,422,806 which was $2,322,806 in excess of its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was 0.5842 to 1.